Thompson Investment Management, Inc.
1200 John Q. Hammons Drive
Madison, Wisconsin 53717

October 27, 2009

Thompson Plumb Funds, Inc.
1200 John Q. Hammons Drive
Madison, Wisconsin 53717
Attn:  Board of Directors

           Re:        Expense Reimbursement and Fee Waiver Commitment

Ladies and Gentlemen:

This is to confirm the commitment of Thompson Investment Management, Inc., as investment adviser to the Thompson Plumb MidCap Fund, to waive fees and/or reimburse expenses from April 1, 2010 through March 31, 2011 so that the annual operating expenses of the MidCap Fund do not exceed 1.30% of average daily net assets.

Very truly yours,

Thompson Investment Management, Inc.

By:    /s/ John W. Thompson

Title:  President